Exhibit 99.7

Black Mammoth Metals Leases Coal Canyon Gold Property, NV

BMM: TSX-V

VANCOUVER, BC, April 15, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that Antelope Creek Gold Corporation (“Antelope Creek”), a wholly owned subsidiary of Black Mammoth, has entered into a lease with option to purchase agreement (the “Lease Agreement”) signed on April 14, 2025, with private vendors (the “Vendor”) to earn a 100% interest in the Coal Canyon gold property (“Coal Canyon” or the “Property”), situated in Pershing County, Nevada, in the West Humboldt Range and on the Oreana Trend, approximately 14 km west of the Rochester gold and silver deposit (see Figure 1) and 2 km south of the Willard Mine which was a heap-leach operation in the 1990’s. The Property consists of 43 federal lode claims (approximately 359 hectares, 888 acres) administered by the Bureau of Land Management (“BLM”).

Highlights:

•	Road cut sampling up to: 46m @ 0.76 g/t Au (oxide). (see Figure 2)
•	An extensive soils grid shows strong silver and molybdenum values surrounding the gold zone.
•	Existing drill permit with BLM needs change of operator.
•	Drill roads and pads constructed.

Geology:

The geology consists of Jurassic and Triassic sedimentary rocks intruded by Jurassic gabbro and Tertiary rhyolite. The main lithologic units on the property are part of the Auld Lang Syne Group which is a very thick sequence of peletic and sandy strata with interbeds and lenses of limestone and dolomite.

The Property hosts intrusive-related, sediment-hosted precious metal mineralization discovered by previous drilling and roadcut sampling. Channel sampling from these roadcut exposures documented wide zones of gold mineralization with associated high arsenic values. Outcrops of intrusive rocks and sill-like bodies of felsic to granodioritic composition and the associated alteration have a northwest strike and extend over a minimum strike length of 1750m and average approximately 120m in width. There are also east-west trending altered and mineralized zones up to 450m wide. Mineralization is primarily fracture-hosted, and is accompanied by oxidized, gossan zones, quartz veins and stringers. There are large outcrops of gossan-bearing material enriched in copper, molybdenum, and zinc, with pervasive silicification and massive sulfide (see Figure 2). The gossan zones have been intersected in drill holes but the sulfide potential is still unexplored.

Black Mammoth looks forward to commencing a complex on-site evaluation of this high prospective property with diverse discovery potential.

Figure 1 – Coal Canyon location and nearby Rochester Gold and Silver Mine. (CNW Group/Black Mammoth Metals Corp)

Figure 2 – Coal Canyon road cut assays and strong oxidation in silicified sedimentary rocks. (CNW Group/Black Mammoth Metals Corp)

Acquisition Terms (in USD):

Under the terms of the Lease Agreement, Antelope Creek may purchase 100% interest in the Coal Canyon property, with term of 40 years, by making the cash payments in accordance with the following schedule:

Cash Payment	Payment Date	Status
$5,000	10 days of Effective Date	paid
$10,000	60 days of Effective Date	-
$15,000	1st anniversary	-
$18,000	2nd anniversary	-
$20,000	3rd anniversary	-
$22,000	4th anniversary	-
$25,000	5th and 6th anniversary	-
$30,000	7th anniversary and thereafter to production	-
$500,000	payable any time before production	-

Retained Royalty:

1.2% gross returns royalty (GSR) on all claims payable to the Vendor within the area of interest, where 0.2% is buyable for $200,000.

There are no work commitment amounts, finder’s fees or share compensation in connection with the Lease Agreement.

About Black Mammoth Metals Corporation:

In the past 16 months, Black Mammoth Metals has acquired 100% interest in:

•	Island Mountain - district consolidated, Elko County, NV, Coleman Canyon Gold, St. Elmo High-Grade Gold and Diamond Jim Silver-Lead-Zinc-Antimony,
•	Clover High-Grade Gold property, Elko County, NV,
•	Leadore Silver-Lead property, Lemhi County, ID,
•	East Reveille Gold property, Nye County, NV,
•	America Mine Gold property, San Bernardino, CA,
•	Quito Gold property, Lander County, NV,
•	South Ravenswood – district consolidated, Lander County NV, Happy Cat Gold, Raven Gold,
•	Callaghan Gold – district consolidated, Lander County NV. Drill results pending at Rast and Cottonwood targets.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone. Exploration by two previous operators identified a geological target for the Blanco Creek property in the order of 1.70 to 2.48 million tons, grading 0.20 to 0.33 oz/ton Au (1.54 to 2.24 million tonnes, grading 6.85 to 11.31 g/tonne Au); see the Company’s press release dated February 14, 2017.

Black Mammoth cautions investors to note the potential quantity and grade of the geological target are conceptual in nature. A qualified person has not completed sufficient work to classify the geological target as mineral resources as defined by NI 43-101, and it is uncertain if future exploration will result in the target being delineated as mineral resources.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. Historical information contained in this news release cannot be relied upon as Mr. Abrams, the Company’s Qualified Person, has not prepared or verified the historical information.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All of the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com

CO: Black Mammoth Metals Corp

CNW 09:15e 15-APR-25